UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMERICAN GREETINGS CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-13859	34-0065325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One American Road

Cleveland, Ohio 44144

(Address of principal executive offices) (Zip Code)

Christopher W. Haffke

Vice President, General Counsel and Secretary

(216) 252-7300

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

American Greetings Corporation (including its consolidated subsidiaries, the “Company”) is filing this Form SD in connection with Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as, and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

Reasonable Country of Origin Inquiry

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase components, finished goods and materials containing conflict minerals. These components, finished goods and materials may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products. Furthermore, because the Company typically does not source raw materials of the type that may contain conflict minerals, but, instead, with respect to products likely to contain conflict minerals, sources preassembled components or pre-manufactured materials that it integrates into its products, the Company relies heavily on the knowledge of its direct suppliers as to the mineral content of the components, finished goods and materials they provide to the Company.

The Company, with respect to the Reporting Period, reasonably determined that the following products may contain conflict minerals: greeting cards and packaging featuring electronic functions, springs, foil hot stamping and other metal parts, party goods, and certain giftables produced by its greeting cards, gift packaging, party goods, stationery and giftware business for retail sale (“Core Business”); point of purchase retail displays and fixture displays produced by its fixtures business (“Fixtures Business”) and its United Kingdom retail business (“Clintons Business”). The Company has a formal conflict minerals policy and compliance procedure, which requires the distribution of a supplier questionnaire to all direct suppliers of its Core Business, Fixtures Business and Clintons Business. The supplier questionnaire is designed to elicit information from direct suppliers regarding whether conflict minerals are contained in the components, finished goods and materials sold to the Company, whether such conflict minerals originated in the Covered Countries or outside the Covered Countries, and whether such conflict minerals were derived from recycled material or scrap sources. The procurement or compliance departments for the Core Business, Fixtures Business and Clintons Business were tasked with distributing the conflict mineral policy and supplier questionnaire to all members of the supply base for the Reporting Period.

Direct suppliers that represented 99.99% of the Company’s purchases from suppliers for the Reporting Period in its Core Business, Fixtures Business and Clintons Business responded to the questionnaire. The Company has made diligent efforts to follow-up with the sole non-responsive supplier but has not received a response as of the date of this report.

The vast majority of the Company’s annual purchases for its Core Business, Fixtures Business and Clintons Business during the Reporting Period are from suppliers based in Asia. The Company’s Asia-based suppliers provide contract manufacturing of finished goods for the Company which include, among other things, electronics, springs and other metal components. Initial responses from the Asia-based direct suppliers, all of which responded to the Company’s supplier questionnaire, indicated that no conflict minerals were present in the components, finished goods and materials they supplied to the Company. Due to the likely presence of conflict minerals in products containing electronics and moving parts, however, and the possibility of the Asia suppliers’ misunderstanding of the use of the terms “conflict minerals” to include origination from the Covered Countries, the Company made further inquiries with its Asia-based suppliers of cards and packaging with electronic and/or moving parts (the “Asia Electronics Suppliers”). All of the Asia Electronics Suppliers were cooperative with the Company’s supplemental inquiries and appeared to be forthcoming. All but one of the Asia Electronics Suppliers clarified their responses to indicate that conflict minerals were present in the components, finished goods or materials they provided to the Company. Of those Asia Electronics Suppliers indicating the presence of a conflict mineral in the components, finished goods or materials supplied to the Company, however, all of them indicated that they had no reason to believe that the conflict minerals originated from the Covered Countries. All of these suppliers provided further information in support of their conclusions consisting of either statements and/or supporting documentation. The remaining Asia Electronics Supplier that was subject to the Company’s follow-up efforts again certified that it did not provide the Company with any components, finished goods or materials containing conflict minerals. Based on the information provided and the Company’s follow-up efforts, the Company concluded that the Asia Electronics Suppliers’ responses were reliable.

The Company’s remaining annual purchases for its Core Business, Fixtures Business and Clintons Business during the Reporting Period are from U.S.-based direct suppliers or direct suppliers local to the Company’s country of manufacture and distribution and constitute less than a quarter of the Company’s total purchases from suppliers for the Reporting Period. All of the direct suppliers of the Fixtures Business, which relies heavily on purchases of electronics and metals, are U.S.-based. The Company reviewed the conflict minerals questionnaire responses and other statements provided by the U.S.-based and local direct suppliers for, among other things, responsiveness, completeness and plausibility. The Company concluded that these questionnaire responses and other statements were reliable based on multiple factors that varied among the responses, which generally included, although were not limited to, the following: the particular products supplied by the supplier, the degree of knowledge shown by the supplier regarding Rule 13p-1 and Form SD requirements, whether the responding supplier also had disclosure obligations under Rule 13p-1 and Form SD, descriptions of the supplier’s country of origin inquiry with its suppliers and the supplier’s identification of a policy prohibiting conflict minerals originating from the Covered Countries in its products.

Of all the direct suppliers who responded to the supplier conflict minerals questionnaire and supplemental inquiries, the Company determined, on the basis of the supplier responses, that approximately seven percent of such suppliers provided the Company with components, finished goods or materials containing conflict minerals, while approximately three percent of all the direct suppliers who responded to the supplier conflict minerals questionnaire and supplemental inquiries indicated that they were unable to determine whether components, finished goods or materials provided to the Company contained conflict minerals (collectively the “Conflict Minerals Product Suppliers”). The components, finished goods and materials identified as containing or potentially containing conflict minerals generally consisted of electronic components and fasteners and other metal components supplied to the Core Business and the Fixtures Business, as well as foil to the Core Business and giftables to the Clintons Business. Of the Conflict Minerals Product Suppliers, all represented and/or provided evidence that the conflict minerals they provided to the Company originated from outside of the Covered Countries or that they had no reason to believe the materials originated from the Covered Countries.

Conclusion

Based on the RCOI, the Company has no reason to believe that conflict minerals contained in its products during the Reporting Period may have originated in the Covered Countries. As such, the Company is not required to file a Conflict Minerals Report for the Reporting Period. This Form SD is available at http://investors.americangreetings.com/form_sd. The content on, or accessible through, any Web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

Not applicable.

Section 2. Exhibits

Item 2.01.	Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN GREETINGS CORPORATION

By: /s/ Christopher W. Haffke	May 30, 2014
Christopher W. Haffke	(Date)
Vice President, General Counsel and Secretary

3